Exhibit 99.1

Form 51-102F3
REVISED Material Change Report

1.	Name and Address of Company:

Bellatrix Exploration Ltd. ("Bellatrix")

1920, 800 - 5th Avenue S.W.

Calgary, AB T2P 3T6

2.	Date of Material Change:

October 15, 2013

3.	Document:

Press releases issued on October 15, 2013 by, or on behalf of, Bellatrix and disseminated through Canada Newswire.

4.	Summary of Material Change:

Bellatrix announced that it has entered into a $240 million joint venture partnership (the "Joint Venture") with TCA Energy Ltd. ("TCA").  TCA is a Canadian incorporated special purpose vehicle for Troika Resources Private Equity Fund which is based in Seoul Korea and managed by KDB Bank, SK Energy and Samchully AMC.

Bellatrix also announced that it has entered into an agreement (the "Arrangement Agreement") with Angle Energy Inc. ("Angle") providing for the acquisition by Bellatrix of all the issued and outstanding Angle common shares (the "Angle Shares") pursuant to a plan of arrangement (the "Transaction") under the Business Corporations Act (Alberta) (the "Arrangement").

Lastly, Bellatrix announced that it has entered into an agreement with a syndicate of underwriters to issue, on a bought deal basis, 21,875,000 Bellatrix common shares ("Bellatrix Shares") at a price of $8.00 per Bellatrix Share for aggregate gross proceeds of $175 million. Bellatrix has also granted the underwriters an option (the "Over-Allotment Option") to purchase up to an additional 3,281,250 Bellatrix Shares to cover over-allotments, if any, for additional gross proceeds of up to $26.25 million. The Over-Allotment Option is exercisable in whole or in part at any time up to the date that is 30 days from the closing of the offering.

5.	Full Description of Material Change:

The Joint Venture

Bellatrix announced that it has entered into the Joint Venture with TCA. Pursuant to the agreement forming the Joint Venture, Bellatrix and TCA will drill and develop lands in the Ferrier Cardium area of West Central Alberta, with the program to be completed by December 31, 2014. TCA will contribute $120 million, representing a 50% share, towards the capital program for the drilling of an expected 63 gross wells, and in exchange, will receive 35% of Bellatrix's working interest until payout (being recovery of TCA’s capital investment plus a 15% internal rate of return) on the total program, and thereafter reverting to 25% of Bellatrix's working interest. As part of this agreement, TCA will be participating in 14 gross wells (as included in the total expected 63 gross well program) for wells that have been drilled since January 1, 2013, resulting in estimated net proceeds of $16.7 million to be received by Bellatrix upon closing, and will be used to reduce Bellatrix's indebtedness, and ultimately will direct it to the continued development of its Cardium Mannville asset base.

Certain conditions precedent to closing, including Korean governmental regulatory approvals, are expected to be satisfied or waived to enable closing to occur on or before November 15, 2013.

The Arrangement

Bellatrix announced that it has entered into the Arrangement Agreement with Angle. Under the terms of the Transaction, Angle shareholders will receive, for each Angle Share held, at the election of the Angle shareholders: (i) $3.85 cash (the "Cash Consideration"); or (ii) 0.4734 of a Bellatrix Share (the "Share Consideration"), subject to the cash amount payable to Angle shareholders equalling $69.7 million and thus subject to prorating. Any Angle shareholder who fails to make an election as to the consideration to be received on the business day immediately prior to the date set for the meeting of the Angle shareholders called for approving the Arrangement will be deemed to have elected to exchange 22% of such holder's Angle Shares for the Cash Consideration and 78% of such holder's Angle Shares for the Share Consideration, subject to prorating. The aggregate Transaction value is approximately $576 million based on the volume weighted average trading price of the Bellatrix Shares for the 10 trading days ending October 11, 2013 of $8.1324 per Bellatrix Share and the assumption of net debt of Angle of $261.0 million (after taking into account $16.0 million of Transaction costs and costs related to termination of outstanding Angle options, including the assumption of the surrender for cash of 1,857,612 in-the-money options based on the cash offer price of $3.85, and vested restricted share units, severance costs and premium that may be paid on the Angle Debentures (as defined herein)).

Assuming that no Angle options (of which as of October 18, 2013, 1,857,612 are in-the-money based on the cash offer of $3.85) are exercised for Angle Shares and 902,179 restricted share units are exercised for Angle Shares, Bellatrix will issue an aggregate 30,226,413 Bellatrix Shares pursuant to the Arrangement. On such basis and after giving effect to the Offering (prior to exercise of the Over-Allotment Option) and the issuance of Bellatrix Shares upon the redemption or conversion of Bellatrix's 4.75% Convertible Unsecured Subordinated Debentures due April 30, 2015 to fully satisfy the principal amount and interest on such debentures, Bellatrix will have 170,534,257 Bellatrix Shares outstanding.

Pursuant to the Arrangement, if approved by holders of the outstanding 5.75% convertible unsecured subordinated debentures of Angle with a maturity date of January 31, 2016 (the "Angle Debentures"), holders of the Angle Debentures will receive, for each $1,000 principal amount of the Angle Debentures, an amount equal to $1,040 per Angle Debenture, plus accrued and unpaid interest to the day immediately prior to the effective date of the Arrangement.

Pursuant to the Arrangement Agreement, holders of the Angle Debentures will be asked to vote on the Arrangement, as a separate class. However, completion of the Arrangement is not conditional on receipt of such approval. If the requisite debenture holder approval is not obtained, the Angle Debentures will be excluded from the Arrangement and will remain outstanding following completion of the Arrangement and Angle will be required to make an offer to purchase all of the outstanding Angle Debentures at a price equal to 100% of the principal amount of the Angle Debentures plus accrued and unpaid interest.

The board of directors of Angle has, based upon, among other things, a recommendation of its special committee, and after consulting with its financial and legal advisors, unanimously approved the Transaction, determined that the Transaction is in the best interests of Angle and its securityholders and recommended that holders of Angle Shares and Angle Debentures vote in favour of the Transaction. All directors and officers of Angle, representing 8.3% of the issued and outstanding Angle Shares, have entered into support agreements with Bellatrix pursuant to which they have agreed to vote their Angle Shares and Angle Debentures, as applicable, in favour of the Transaction.

The board of directors of Bellatrix has approved the Transaction and recommended that shareholders of Bellatrix vote in favour of the issuance of the Bellatrix Shares pursuant to the Transaction. All of the directors and officers of Bellatrix, representing 2.2% of the issued and outstanding Bellatrix Shares have entered into agreements with Angle pursuant to which they have agreed to vote their Bellatrix Shares in favour of the Transaction.

The Arrangement Agreement provides for non-solicitation covenants, subject to the fiduciary obligations of the board of directors of Angle, and the right of Bellatrix to match any superior proposal within 72 hours. The Arrangement Agreement provides for mutual non-completion fees of $17 million in the event that the Transaction is not completed or is terminated by either party in certain circumstances.

The Arrangement Agreement provides that the completion of the Transaction is subject to certain conditions, including the receipt of all required regulatory approvals, including the approval of the Toronto Stock Exchange and the NYSE MKT stock exchange, the approval of the shareholders of Bellatrix, the approval of holders of Angle Shares including, if applicable, the approval of disinterested shareholders, and the approval of the Court of Queen's Bench of Alberta. A joint management information circular and proxy statement outlining the details of the Arrangement Agreement and the Transaction will be mailed to the holders of Angle Shares, Angle Debentures and Bellatrix Shares in mid-November for meetings to be held in mid-December, 2013 where holders of Angle Shares, Angle Debentures and Bellatrix shareholders will vote on the Arrangement and related matters. Closing of the Transaction is expected to occur in mid-December, 2013.

The Financing

Bellatrix announced the Offering and the Over-Allotment Option. The Bellatrix Shares will be offered in each of the provinces of Canada other than Quebec by way of a short form prospectus, in the United States on a private placement basis to institutional accredited investors pursuant to an exemption from the registration requirements of the United States Securities Act of 1933, as amended.

Proceeds of the offering will initially be used to temporarily repay a portion of the indebtedness of the Corporation under its credit facilities which will then be available to be redrawn to fund the cash portion of the purchase price for the acquisition of the Angle Shares, the acquisition of the Angle Debentures and a portion of Bellatrix's obligations under the Joint Venture.

Closing is expected to occur on or about November 5, 2013 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the NYSE MKT stock exchange.

The closing of the offering is not conditional on the closing of the Arrangement or the Joint Venture. If either or both of the Arrangement or Joint Venture do not close, the proceeds are expected to be used to temporarily repay indebtedness, then to fund Bellatrix's capital expenditure program and for general corporate purposes.

All amounts in this document are in Canadian dollars unless otherwise identified.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

N/A

7.	Omitted Information:

N/A

8.	Executive Officer:

For further information, please contact

Edward J. Brown
Executive Vice President, Finance and Chief Financial Officer
Telephone: (403) 750-2655
Fax: (403) 264-8163

9.	Date of Revised Report:

October 25, 2013

Forward looking statements: Certain information set forth herein contains forward looking statements. More particularly, this document contains statements concerning the expected timing of satisfaction of conditions precedent to closing of the Joint Venture and use of proceeds received on closing, the timing and anticipated dates for mailing the joint management information circular to securityholders and the securityholder meetings to consider the same, anticipated date of closing of the Transaction and other matters relating to the Transaction, anticipated closing date of the Offering and the anticipated use of the net proceeds of the Offering. Although Bellatrix believes that the expectations reflected in these forward looking statements are reasonable, undue reliance should not be placed on them because Bellatrix can give no assurance that they will prove to be correct. Since forward looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. The closing of the Joint Venture, the Transaction and/or the Offering could be delayed if Bellatrix is not able to obtain the necessary securityholder, regulatory and stock exchange approvals on the timelines it has planned. The Joint Venture, the Transaction and/or the Offering will not be completed at all if these approvals are not obtained or some other condition to the closing is not satisfied or waived. Accordingly, there is a risk that the Joint Venture, the Transaction and/or the Offering will not be completed within the anticipated time or at all. The intended use of the proceeds received on closing of the Joint Venture and the net proceeds of the Offering by Bellatrix might change if the board of directors of Bellatrix determines that it would be in the best interests of Bellatrix to deploy the proceeds for some other purpose. The forward looking statements contained in this document are made as of the date hereof and Bellatrix undertakes no obligations to update publicly or revise any forward looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.